UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In México ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the US Breakstone Group Susan Borinelli/Michael Fehle (646) 452-2333 / 2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Closes Agreement with Aldeasa Mexico for the Operation of the Duty-Free Facilities at Cancun Airport’s Terminal 3

México D.F., October 25, 2006 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV: ASUR), (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced that it has entered into an agreement with Aldeasa México, S.A. de C.V., for the operation of the duty-free shop to be located in Cancun’s Terminal 3.

The agreement will run for 10 years from the date of the opening of Terminal 3’s duty-free facilities, expected to take place during the second half of 2007. This new duty-free shop will cover approximately 1,800 square meters and will have a walk-through layout.

The agreement also provides for an increase in the rent paid by Aldeasa on its existing duty-free shops in Cancun’s Terminal 2, Cozumel and Merida, as well as an extension of the terms of the leases on these stores.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 25, 2006